FILE NO. 82-35165



Companies House
— for the record —

CH01 (ef)

Change of Particulars for Director


XM7JHLU5

Company Name: **MONDI PLC**

SUPPL

Company Number: **06209386**

Received for filing in Electronic Format on the: **20/07/2010**

Details Prior to Change

Original Name: **COLIN STEPHEN MATTHEWS**




10016076

Date of Birth: **20/04/1956**

New Details

Date of Change: **15/07/2010**

New Service Address: **THE COMPASS CENTRE NELSON ROAD**
HOUNSLOW
MIDDLESEX
UNITED KINGDOM
TW6 2GW

Country/State Usually Resident: **UNITED KINGDOM**

dlw 7/30

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.